UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form CB

OMB APPROVAL
OMB Number: 	3235-0518
Expires:	May 31, 2014


TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)   [X]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)   [  ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
 	HEISEY JEFFREY WALTER
(Name of Subject Company)


(Translation of Subject Company?s Name into English (if applicable))
 	UNITED STATES MINOR OUTLYING ISLANDS
(Jurisdiction of Subject Company?s Incorporation or Organization)

 	Jeffrey Heisey
(Name of Person(s) Furnishing Form)

 	FMAGX Fidelity  Magellan Fund Mutual Fund
(Title of Class of Subject Securities)


(CUSIP Number of Class of Securities (if applicable))

Jeffrey Heisey,    General Post-Office,
West Oakland Park Boulevard - 1900, UM  UM-99   (954) 790-0726
(Name, Address (including zip code) and Telephone Number
(including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
01/03/2014

(Date Tender Offer/Rights Offering Commenced)
* An agency may not conduct or sponsor, and a person is not required to respond to a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.



SEC 2560 (12-08)


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



	PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company?s home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.


Item 2. Informational Legends

    You may need to include legends on the outside cover page of any offering document(s) used in the transaction.
See Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.


PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

    The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.
(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available inconnection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule
306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3))
or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3))
if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302).
A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person?s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative?s authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Jeffrey Walter Heisey
(Signature)
Jeffrey Walter Heisey, Principal
 (Name and Title)
	01/06/2014
(Date)